                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. )(1)

                  OCCUPATIONAL HEALTH + REHABILITATION INC
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.001 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   674617-10-5
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John C. Garbarino
                      President and Chief Executive Officer
                    Occupational Health + Rehabilitation Inc
                           175 Derby Street, Suite 36
                                Hingham, MA 02043
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



- ------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 674617-10-5                 13D                      Page 2 of 5 Pages



The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Name of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Persons:

         John C. Garbarino    SS# ###-##-####

(2)      Check the Appropriate Box if a member of a Group (See
         Instructions):

         (a)
         (b)

(3)      SEC Use Only:

(4)      Source of Funds (See Instructions):  00

(5)      Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to items 2(d) or 2(e): [  ]

(6)      Citizenship or Place of Organization: United States of America

Number of Shares           (7)      Sole Voting Power:  92,559
Beneficially Owned         (8)      Shared Voting Power:
By Each Reporting          (9)      Sole Dispositive Power:  92,559
Person With                (10)     Shared Dispositive Power:

(11)     Aggregate Amount Beneficially Owned by Each Reporting
         Person: 92,559

(12)     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions): [  ]

(13)     Percent of Class Represented by Amount in Row (11):  6.2%

(14)     Type of Reporting Person (See Instructions): IN

CUSIP NO. 674617-10-5                 13D                      Page 3 of 5 Pages



Item 1.  Security and Issuer.

         This Statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Occupational Health + Rehabilitation Inc, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 175 Derby Street, Suite 36, Hingham, Massachusetts 02043.

Item 2.  Identity and Background.

         (a)      Name:    John C. Garbarino

         (b)      Address: 175 Derby Street, Suite 36
                           Hingham, MA  02043

         (c) Principal Occupation: President and Chief Executive Officer of Occupational Health + Rehabilitation Inc, 175 Derby Street, Suite 36, Hingham, MA 02043. The principal business of Occupational Health + Rehabilitation Inc is the development, ownership and operation of multidisciplinary, outpatient healthcare centers for the prevention, treatment and management of work-related injuries and illnesses.

         (d) During the last five years, Mr. Garbarino has not been convicted in any criminal proceeding.

         (e) During the past five years, Mr. Garbarino has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:      United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Garbarino acquired the securities of the Issuer through the conversion of securities of Occupational Health + Rehabilitation Inc, a Delaware corporation ("OH+R"), into securities of the Issuer, formerly known as Telor Ophthalmic Pharmaceuticals, Inc., in connection with the merger of OH+R with and into the Issuer (the "Merger"). Upon the effectiveness of the Merger, 414,815 shares of common stock of OH+R owned by Mr. Garbarino were converted into 58,736 shares of common stock of the Issuer and options owned by Mr. Garbarino for the purchase of 385,185 shares of common stock of OH+R were converted into options for the purchase of 54,540 shares of common stock of the Issuer.

CUSIP NO. 674617-10-5                 13D                      Page 4 of 5 Pages



Item 4.  Purpose of Transaction.

         The purpose of the transaction was an investment in the Issuer. Pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 22, 1996, as amended on April 30, 1996 and May 10, 1996, by and between the Issuer and OH+R, upon the effectiveness of the Merger, Mr. Garbarino, who was previously President, Chief Executive Officer, Treasurer and a Director of OH+R, became President, Chief Executive Officer, Treasurer, Secretary and a Director of the Issuer. In addition, pursuant to the terms of the Merger Agreement, the business of the Issuer has become the business of OH+R as conducted immediately prior to the Merger.

Item 5.  Interest in Securities of the Issuer.

         On June 6, 1996, the aggregate number of shares of Common Stock of the Issuer beneficially owned by Mr. Garbarino was 92,559 (6.2% of the issued and outstanding shares of Common Stock), which includes 33,823 shares purchasable upon the exercise of options exercisable within 60 days of June 6, 1996. Mr. Garbarino has the sole power to vote and dispose of all such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the Merger Agreement, Mr. Garbarino, certain of the securityholders of OH+R prior to the Merger and certain of the securityholders of the Issuer entered into a voting agreement (the "Voting Agreement"), dated as of June 6, 1996. Pursuant to the terms of the Voting Agreement, the parties thereto have agreed to vote all shares of Common Stock of the Issuer owned by such person or entity to elect at the 1996 annual meeting of the stockholders of the Issuer the following persons to the board of directors of the Issuer, each for a three year term: (1) Mr. Garbarino; (2) John K. Herdklotz, Ph.D., the Issuer's Chairman of the Board, Acting Chief Executive Officer and President, prior to the Merger; and (3) Angus M. Duthie, a director of the Issuer who was a director of OH+R prior to the Merger.

Item 7.  Material to be Filed as Exhibits.

     A. Voting Agreement, dated as of June 6, 1996, by and among Telor Ophthalmic Pharmaceuticals, Inc. ("Telor"), certain securityholders of Occupational Health + Rehabilitation Inc and certain securityholders of Telor.

CUSIP NO. 674617-10-5                 13D                      Page 5 of 5 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




Dated:  June 14, 1996                   /s/ John C. Garbarino
                                        ---------------------
                                        John C. Garbarino

                                                                       Exhibit A

                                Voting Agreement

         This Voting Agreement (this "Agreement") is entered into as of June 6, 1996, by and between Telor Ophthalmic Pharmaceuticals, Inc., a Delaware corporation ("Telor"), the individuals and entities listed on Schedule A attached hereto (the "OH+R Securityholders"), and the individuals and entities listed on Schedule B attached hereto (the "Telor Securityholders"). The "OH+R Securityholders" and "Telor Securityholders" are sometimes referred to herein collectively as the "Securityholders" and individually as a "Securityholder".

         WHEREAS Telor and Occupational Health + Rehabilitation Inc, a Delaware corporation ("OH+R"), are parties to that certain Agreement and Plan of Merger, dated February 22, 1996, as amended on April 30, 1996 and May 10, 1996 (the "Merger Agreement"), providing for the merger of OH+R with and into Telor, such that Telor will be the surviving corporation, the separate corporate existence of OH+R will cease, and the surviving corporation will continue under the name "Occupational Health + Rehabilitation Inc" (the "Merger");

         WHEREAS pursuant to the terms of the Merger Agreement, upon consummation of the Merger, all shares of capital stock of OH+R and certain other equity securities of OH+R will be converted into the right to receive shares of the common stock, $.001 par value per share, of Telor ("Telor Stock");

         WHEREAS as a condition to consummation of the Merger, the OH+R Securityholders are required to enter into this Agreement; and

         WHEREAS as a condition to consummation of the Merger, the Telor Securityholders are required to enter into this Agreement.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Subject to consummation of the Merger, each Securityholder agrees that such Securityholder shall vote all shares of Telor Stock owned by such person or entity to elect at the 1996 annual meeting of the stockholders of Telor (the "1996 Meeting") the following persons to the Board of Directors of Telor, each for a three (3) year term:

         (a) the Chief Executive Officer of Telor upon consummation of the Merger, who is expected to be John C. Garbarino;

         (b) John K. Herdklotz, Ph.D., or, if he shall be unable or unwilling to serve, a person designated by those persons designated as Telor Principal Stockholders on Schedule B; and

         (c) Angus M. Duthie, or, if he shall be unable or unwilling to serve, a person designated by those persons designated as the OH+R Principal Stockholders on Schedule A.

         2. Telor agrees to use its reasonable best efforts to cause the nominees designated pursuant to Section 1 to be included on the slate of directors and to be recommended to the stockholders of Telor for election at the 1996 Meeting.

         3. If any Securityholder shall fail to vote such Securityholder's shares of Telor Stock as provided in this Agreement, without further action by such Securityholder, the President of Telor shall be, and hereby is, irrevocably constituted the attorney-in-fact and proxy of such Securityholder for the purpose of voting and shall vote such shares at the 1996 Meeting as provided in this Agreement and is hereby authorized to revoke any proxy providing for any other vote of such shares on any proposal for the election of directors at such 1996 Meeting.

         4. Each Securityholder represents and warrants that such Securityholder owns beneficially and of record the shares of capital stock of OH + R, other equity securities of OH + R and/or shares of Telor Stock set forth opposite the name of such Securityholder on Schedule A or Schedule B, as the case may be.

         5. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by (a) Telor, (b) holders of a majority of the shares of capital stock of OH+R (on an as converted basis) or shares of Telor Stock held by the OH+R Principal Stockholders, and (c) holders of a majority of the shares of Telor Stock held by Telor Principal Stockholders, provided, that no amendment shall increase any party's obligations without such party's consent.

         6. Each Securityholder acknowledges and agrees that the rights acquired by Telor hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by such Securityholder were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedy to which Telor is entitled at law or in equity, Telor shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by each Securityholder and to enforce specifically the terms and provisions hereof.

         7. Each Securityholder represents and warrants that it is not a party to any agreement or understanding, and the shares capital stock of OH+R, other equity securities of OH+R and/or shares of Telor Stock owned by such Securityholder are not subject to any restriction, lien, order, judgment or decree, which would limit or conflict with such Securityholder's obligations hereunder.

         8. This Agreement shall terminate upon the first to occur of (a) the termination of the Merger Agreement or (b) immediately after the conclusion of the 1996 Meeting.

         9. Each Securityholder covenants not to sell or otherwise transfer any shares of capital stock of OH+R, other equity securities of OH+R and/or shares of Telor Stock owned by it between the date hereof and through and including the date of the 1996 Meeting, unless the transferee agrees in writing to be bound by the terms of this Agreement.

         10. This Agreement, together with the Standstill Agreement dated June 6, 1996 between Telor and certain of the Securityholders, embodies the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

         11. This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         12. All capitalized terms used in this Agreement and not otherwise defined herein shall have the same meaning in this Agreement and in the Merger Agreement.

         13. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of Delaware, without giving effect to the conflict of law principles thereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as a sealed instrument as of the day and date first above written.


                           TELOR OPHTHALMIC PHARMACEUTICALS, INC.

                           By:/s/ John K. Herdklotz
                              -----------------------------------


                           PRINCE VENTURE PARTNERS III LIMITED PARTNERSHIP

                           By: Prince Ventures, L.P., General Partner

                           By:/s/ Mark J. Gabrielson
                              -----------------------------------


                           THE VENTURE CAPITAL FUND
                             OF NEW ENGLAND III, L.P.

                           By: FH & Co. III, L.P., Its General Partner

                           By:/s/ Kevin J. Dougherty
                              -----------------------------------


                           BANCBOSTON VENTURES, INC.

                           By:/s/ Marcia T. Bates
                              -----------------------------------


                           /s/ John C. Garbarino
                           --------------------------------------
                           John C. Garbarino


                           /s/ Lynne M. Rosen
                           --------------------------------------
                           Lynne M. Rosen


                           VENROCK ASSOCIATES

                           By:/s/ Ted H. McCourtney
                              -----------------------------------


                           VENROCK ASSOCIATES II, L.P.

                           By:/s/ Ted H. McCourtney
                              -----------------------------------


                           ASSET MANAGEMENT ASSOCIATES, 1989, L.P.

                           By:/s/ Craig C. Taylor
                              -----------------------------------

                           HAMBRO INTERNATIONAL VENTURE FUND II, L.P.

                           By:/s/ Edwin A. Goodman
                              -----------------------------------


                           HAMBRO INTERNATIONAL VENTURE FUND '85

                           By:/s/ Edwin A. Goodman
                              -----------------------------------


                           KKI-HAMBRO UNITED STATES INTERNATIONAL
                           VENTURE FUND

                           By:/s/ Edwin A. Goodman
                              -----------------------------------


                           HIV-GEN INCORPORATED

                           By:/s/ David Aarnett
                              -----------------------------------


                           /s/ John K. Herdklotz, Ph.D.
                           --------------------------------------
                           John K. Herdklotz, Ph.D.


                           /s/ Craig C. Taylor
                           --------------------------------------
                           Craig C. Taylor


                           /s/ Patrick F. Latterell
                           --------------------------------------
                           Patrick F. Latterell


                           /s/ Charles L. Dimmler, III
                           --------------------------------------
                           Charles L. Dimmler, III


                           /s/ Mark J. Gabrielson
                           --------------------------------------
                           Mark J. Gabrielson


                           /s/ John F. Chappell
                           --------------------------------------
                           John F. Chappell


                           /s/ Jane E. Rady
                           --------------------------------------
                           Jane E. Rady

                                   Schedule A

                              OH+R Securityholders


PRINCE VENTURE PARTNERS III LIMITED PARTNERSHIP
THE VENTURE CAPITAL FUND OF NEW ENGLAND III, L.P.
BANCBOSTON VENTURES, INC.
JOHN C. GARBARINO
LYNNE M. ROSEN



                           OH+R Principal Stockholders

PRINCE VENTURE PARTNERS III LIMITED PARTNERSHIP
THE VENTURE CAPITAL FUND OF NEW ENGLAND III, L.P.
BANCBOSTON VENTURES, INC.

                                   Schedule B

                              Telor Securityholder


PRINCE VENTURE PARTNERS III LIMITED PARTNERSHIP
VENROCK ASSOCIATES
VENROCK ASSOCIATES II, L.P.
ASSET MANAGEMENT ASSOCIATES, 1989, L.P.
HAMBRO INTERNATIONAL VENTURE FUND II, L.P.
HAMBRO INTERNATIONAL VENTURE FUND '85
KKI-HAMBRO UNITED STATES INTERNATIONAL VENTURE FUND
HIV-GEN INCORPORATED
PATRICK F. LATTERELL
JOHN K. HERDKLOTZ, PH.D.
CRAIG C. TAYLOR
CHARLES L. DIMMLER, III
MARK J. GABRIELSON
JOHN F. CHAPPELL
JANE E. RADY


                          Telor Principal Stockholders


PRINCE VENTURE PARTNERS III, LIMITED PARTNERSHIP
VENROCK ASSOCIATES
VENROCK ASSOCIATES II, L.P.
ASSET MANAGEMENT ASSOCIATES, 1989, L.P.
HAMBRO INTERNATIONAL VENTURE FUND II, L.P.
HAMBRO INTERNATIONAL VENTURE FUND '85
KKI-HAMBRO UNITED STATES INTERNATIONAL VENTURE FUND
HIV-GEN INCORPORATED